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
CONTACTS:
LORUS THERAPEUTICS INC.                      CANADIAN MEDIA CONTACT:                    US MEDIA CONTACT:

Corporate Communications                     Hugh Mansfield                             Amy Banek
Grace Tse                                    Mansfield Communications Inc.              Mansfield Communications Inc
Tel:  (416) 798-1200, ext.380                Tel:  (416) 599-0024                       Tel:  (212) 370-5045
Email:   ir@lorusthera.com                   Email:  hugh@mcipr.com                     E-mail:  amy@mcipr.com
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         LORUS THERAPEUTICS ALLOWED UNITED STATES PATENT TO PROTECT KEY
                          ANTISENSE ANTICANCER TARGET


TSE:     LOR
OTC BB:  LORFF

TORONTO, MARCH 10, 2003 - Lorus Therapeutics Inc. ("Lorus") today announced that the United States Patent and Trademark Office has allowed a patent to protect the company's intellectual property involving a lead anticancer target, the R1 component of ribonucleotide reductase. This patent broadens the protection that Lorus obtained in a patent granted by the United States Patent and Trademark Office in September 2000.

"The two components of ribonucleotide reductase, R1 and R2, are integral to our antisense technology platform and are being used to develop very promising anticancer drugs that are currently in clinical trials," said Dr. Jim Wright, CEO, Lorus Therapeutics Inc. "This patent along with two other patents protecting the R1 and R2 targets already granted in the United States, provide strong and broad protection for a key portion of Lorus's anticancer drug development program, which includes GTI-2040 and GTI-2501, two drugs in clinical trials."

Ribonucleotide reductase is an essential part of the process that converts ribonucleotides to deoxyribonucleotides, which are required for DNA replication and cell proliferation. Inhibition of ribonucleotide reductase by antisense drugs would lead to depletion of the supply of deoxyribonucleotides to tumor cells, and dramatic reduction in tumor growth. GTI-2040 and GTI-2501 are antisense drugs directed at the R2 and R1 subunits of ribonucleotide reductase, respectively.

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GTI-2040, Lorus's most advanced antisense drug, is currently in a phase II clinical trial for the treatment of kidney cancer in combination with capecitabine and is moving into multiple phase II clinical trials for other cancer types.

GTI-2501 is being assessed as a monotherapy in a phase I clinical trial against a variety of advanced cancers. Following successful completion of this clinical trial, Lorus is planning a phase II development strategy to fully investigate the anti-tumor effectiveness of GTI-2501.

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies. Lorus' goal is to capitalize on its research, pre-clinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer. Through its own discovery efforts and an active acquisition and in-licensing program, Lorus is building a portfolio of promising anti-cancer drugs. Late-stage clinical developments and marketing will be done in cooperation with strategic pharmaceutical partners. Founded in 1986, Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the OTC BB exchange under the symbol LORFF.

Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties, which may cause actual results to differ materially from those statements. Those risks and uncertainties include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information form, annual reports and 20-F filings.

Lorus Therapeutics Inc.'s press releases are available through the Company's Internet site: http://www.lorusthera.com.

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